UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 September 2016

Release Number	22/16

CHANGES TO THE BHP BILLITON BOARD & SUSTAINABILITY COMMITTEE

BHP Billiton Chairman, Jac Nasser, today announced that John Schubert will retire from the Board at the conclusion of the BHP Billiton Limited Annual General Meeting in November 2016.

Dr Schubert has been a Non-executive Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

Mr Nasser thanked Dr Schubert for his valuable contribution to the Board and outstanding service to BHP Billiton during his 16 year tenure.

“We wish John all the best for the future and will miss his wise counsel and judgement.”

Dr Schubert will step down as Chairman of the Sustainability Committee with effect from 22 September 2016 but will remain a member of the Sustainability Committee until his retirement.

Malcolm Brinded has been appointed as the Chairman of the Sustainability Committee with effect from 22 September 2016. Mr Brinded has been a Non-executive Director of BHP Billiton since April 2014.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908 Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
United Kingdom and South Africa	Email: Elisa.Morniroli@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
North America	Tel: +1 212 310 1421 Mobile: +1 347 882 3011 Email: James.Wear@bhpbilliton.com

Bronwyn Wilkinson Mobile: +1 604 340 8753 Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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